NEWS RELEASE

Symbols: JJJ - CSE

HHHEF – OTC Pink

37 Capital Announces Proposed Private Placement

VANCOUVER, BRITISH COLUMBIA. October 1, 2024. 37 Capital Inc. (the “Company” or “37 Capital”) intends to enter into a non-brokered private placement, whereby the Company may raise gross proceeds of up to $200,000 by issuing up to 2,000,000 units of the Company, at the price of $0.10 per unit (the “Proposed Financing”). Each unit will consist of one (1) common share of the Company and one (1) share purchase warrant to purchase an additional common share of the Company, at the price of $0.15 per common share, for a period of three (3) years from the closing date.

There may be finder’s fees payable, and certain insiders may participate in this Proposed Financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws. The proceeds of this Proposed Financing shall be utilized for general working capital purposes.

For more information on the Company, you may contact us at (604) 681-0204, or visit the Company’s website at www.37capitalinc.com, or the CSE’s website by using the following direct link: http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board of

37 CAPITAL INC.

“Jake H. Kalpakian”

____________________

Jake H. Kalpakian,

President and CEO

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Certain statements contained herein are “forward-looking”. Forward-looking statements may include, among others, statements regarding future plans, projected or proposed financings, costs, objectives, economic or technical performance, or the assumptions underlying any of the foregoing. In this News Release, words such as “may”, “would”, “could”, “will”, “likely”, “enable”, “feel”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “objective”, “believe”, “expect”, “propose”, “anticipate”, “intend”, “plan”, “plans” “estimate”, and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.